SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                 AMENDMENT NO. 4
                                       TO
                                 SCHEDULE 13E-3
                                (Final Amendment)

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                             ThermoRetec Corporation
                                (Name of Issuer)

                             ThermoRetec Corporation
                              Thermo TerraTech Inc.
                           Thermo Electron Corporation
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   883656 10 0
                      (CUSIP Number of Class of Securities)

                          Sandra L. Lambert, Secretary
                             ThermoRetec Corporation
                         c/o Thermo Electron Corporation
                                 81 Wyman Street
                                  P.O. Box 9046
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 with a copy to:
                       Seth H. Hoogasian, General Counsel
                             ThermoRetec Corporation
                         c/o Thermo Electron Corporation
                                 81 Wyman Street
                                  P.O. Box 9046
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000

This statement is filed in connection with (check the appropriate box):

a. /X/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. The filing of a registration statement under the Securities Act of 1933.

c. A tender offer.

d. None of the above.

Check the following box if the soliciting materials or information statement
referred to in checking box (a) are preliminary copies.    / /

      This Amendment No. 4 to Rule 13e-3 Transaction Statement (the "Final Amendment") amends and supplements the Rule 13e-3 Transaction Statement on
Schedule 13E-3 filed with the Securities and Exchange Commission (the "Commission") by ThermoRetec Corporation ("ThermoRetec" or the "Company"), Thermo TerraTech Inc. ("Thermo TerraTech"), Retec Acquisition Corporation (the "Merger Sub"), and Thermo Electron Corporation ("Thermo Electron") on November 9, 1999, as amended and supplemented by Amendment No. 1 thereto filed on January 18, 2000, by Amendment No. 2 thereto filed on April 17, 2000, and by Amendment No. 3 thereto filed on May 5, 2000 (as amended and restated, the "Statement"), in connection with a proposal to adopt an Agreement and Plan of Merger dated as of October 19, 1999 (the "Merger Agreement") by and among Thermo Electron, the Merger Sub and ThermoRetec, pursuant to which the Merger Sub, a subsidiary of Thermo Electron, will be merged with and into ThermoRetec.

      This Final Amendment is being filed, pursuant to Rule 13e-3(d)(3), to report the results of the transaction that is the subject of this Statement. Capitalized terms used herein not otherwise defined shall have the meanings ascribed to such terms in this Statement. Except as expressly set forth in this Final Amendment, all information in this Statement remains unchanged.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

      The information set forth in Item 3 of the Statement is hereby amended and supplemented as follows: At a Special Meeting of the stockholders held on June 5, 2000, the stockholders of ThermoRetec voted to adopt the Merger Agreement. The Merger Agreement was approved by holders of a majority of the Company's outstanding shares of common stock entitled to vote at the Special Meeting, as required by Delaware law. The transactions with respect to the Merger described in this Statement were consummated on June 5, 2000. The Company filed a Certificate of Merger with the Secretary of State of the State of Delaware on June 5, 2000 and, as a result, the Merger became effective as of 11:15 a.m. (the "Effective Time") on that date. The separate existence of the Merger Sub ceased as of the Effective Time. Each share of common stock of the Company that was issued and outstanding immediately prior to the Effective Time (other than shares held by Thermo TerraTech and Thermo Electron and stockholders exercising dissenters' rights) was converted as of the Effective Time into the right to receive $7.00 per share in cash without interest, in accordance with the Merger Agreement.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

      The information set forth in Item 5 of the Statement is hereby amended and supplemented as follows: The Merger was consummated on June 5, 2000. Because the Company, as a result of the Merger, has only one stockholder, the Company filed on June 6, 2000 a certification on Form 15 pursuant to Rule 12g-4 to provide notice of termination of the registration of the common stock of the Company under the Securities Exchange Act of 1934, as amended, and to suspend all reporting requirements thereunder.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

      The information set forth in Item 10 of the Statement is hereby amended and supplemented as follows: As a result of the Merger and the transactions consummated in connection therewith, Thermo Electron owns 100% of the outstanding capital stock of the Company (as the Surviving Corporation).

                                   SIGNATURES

      After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                    THERMO TERRATECH INC.



Dated:  June 7, 2000                By: /s/ Kenneth J. Apicerno
                                        -----------------------
                                    Name:  Kenneth J. Apicerno
                                    Title: Treasurer

                                    THERMORETEC CORPORATION



Dated:  June 7, 2000                By:/s/ Robert W. Dunlap
                                       --------------------
                                    Name:  Robert W. Dunlap
                                    Title: President and Chief
                                           Executive Officer

                                    THERMO ELECTRON CORPORATION



Dated: June 7, 2000                 By: /s/ Theo Melas-Kyriazi
                                        ----------------------
                                    Name:  Theo Melas-Kyriazi
                                    Title: Vice President and Chief Financial
                                           Officer